REGISTRATION NO. 333-13243
                                             PURSUANT TO RULE 424B(3)
=====================================================================
   PROSPECTUS
                      ICN PHARMACEUTICALS, INC.

                   213,385 SHARES OF COMMON STOCK

        This Prospectus relates to 213,385 shares (the "Shares") of Common Stock, $ .01 par value, including associated Preferred Stock Purchase Rights (the "Common Stock), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Company" or "ICN"), that may from time to time be sold by the Stockholders
   identified herein (the "Selling Stockholders").    The Company
   will not receive any of the proceeds from the sale of the Shares. However, under certain circumstances, the Selling Stockholders will be required to pay to the Company the amount, if any, by which the proceeds from the sale of their Shares exceeds certain agreed upon price thresholds. Conversely, under certain circumstances, the Company will be required to pay each Selling Stockholder the amount, if any, by which the proceeds from the sale of such Selling Stockholders Shares is less than certain agreed upon price thresholds. The Company has agreed to bear all expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution."

        The Shares may be sold from time to time by the Selling Stockholders. Such sales may be made in the over - the - counter market, on the New York Stock Exchange or other exchanges (if the Common Stock is listed for trading thereon), or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

        The Shares covered by this Prospectus were originally issued to the Selling Stockholders in a private placement made by the Company under Rule 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with the acquisition by the Company of the Cappel division ("Cappel") of Organon Teknika Corporation, a Delaware corporation ("OTC"), from OTC and its affiliate, Akzo Nobel Pharma International B.V., a Dutch corporation ("Akzo Nobel Pharma" which together with OTC constitute the Selling Stockholders). Cappel manufactures and sells immunochemical reagents used in biotechnology and biomedical laboratories around the world.
   The acquisition of Cappel, together with other acquisitions consummated by the Company in 1996 and presently proposed acquisitions which may be consummated by the Company during 1996, do not in the aggregate constitute the acquisition of a significant business as defined by Regulation S-X promulgated by the Securities and Exchange Commission (the "Commission").

        The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The Common Stock is traded on the New York Stock Exchange
   ("NYSE") under the symbol "ICN." On October 4, 1996, the closing sale price per share, as reported by the NYSE, was $19.75.

        AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The Date of this Prospectus is October 7, 1996.


                        AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copies obtained (at prescribed rates) at the public reference facilities maintained by the Commission in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York at 7 World Trade Center 13th Floor, New York, New York 10048 and in Chicago at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained (at prescribed rates), by writing to the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material is also available through the Commission's Web site (http://www.sec.gov).
In addition, such material may also be inspected at the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the Commission's rules and regulations. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission as described above.



           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following reports and documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference as of their respective dates:

     1.  Annual Report on Form 10-K for the fiscal year ended
         December 31, 1995 as amended by Form 10-K/A-1, dated
         April 29, 1996.

     2. Quarterly Report on Form 10-Q for the three months ended March 31, 1996.

     3.  Quarterly Report on Form 10-Q for the six months ended
         June 30, 1996.

     4.  The description of the Common Stock and associated
         Preferred Stock Purchase Rights contained in the
         Registration Statement on Form 8-A, dated November 10,
         1994.


     All reports and other documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the effective date of this Registration Statement and prior to the termination of the offering of the Shares pursuant to this Prospectus (this "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.


     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE REPORTS AND DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH REPORTS OR DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DAVID C. WATT, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY, ICN PHARMACEUTICALS, INC., 3300 HYLAND AVENUE, COSTA MESA, CALIFORNIA 92626. TELEPHONE INQUIRIES MAY BE DIRECTED TO DAVID C. WATT AT (714) 545-0100.


                             THE COMPANY

     On November 1, 1994, the stockholders of ICN Pharmaceuticals, Inc. ("Old ICN"), SPI Pharmaceuticals, Inc. ("SPI"), Viratek, Inc. ("Viratek"), and ICN Biomedicals, Inc. ("Biomedicals") (collectively, the "Predecessor Companies") approved the combination of the Predecessor Companies ("the Merger"). On November 10, 1994, SPI, Old ICN and Viratek merged into ICN Merger Corp., and Biomedicals merged into ICN Subsidiary Corp., a wholly-owned subsidiary of ICN Merger Corp. In conjunction with the Merger, ICN Merger Corp. was renamed ICN Pharmaceuticals, Inc. For accounting purposes, SPI is the acquiring company and as a result, the Company reports the historical financial data of SPI in its financial results. Subsequent to the Merger, the results of the Company include the combined operations of all Predecessor Companies.

     ICN is a multinational research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, nutrition, research and diagnostic products. The Company pursues a strategy of international expansion which includes (i) research and development of proprietary products with the potential to be significant contributors to the Company's global operations; (ii) penetration of major pharmaceutical markets by means of targeted acquisitions; and (iii) expansion in these major markets through the development or acquisition of pharmaceutical products that meet the particular needs of each market.

     The Company distributes and sells a broad range of prescription and over-the-counter pharmaceutical and nutritional products in over 60 countries worldwide, primarily in North America, Latin America, Western Europe and Eastern Europe. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, myasthenia gravis, cancer, cardiovascular disease, diabetes and psychiatric disorders. The Company's leading product is the broad spectrum antiviral agent ribavirin, which is marketed in the United States, Canada and most of Europe under the trade name Virazole(registered trademark). Virazole(registered trademark) is currently approved for commercial sale in over 40 countries for one or more of a variety of viral infections, including respiratory syncytial virus ("RSV"), herpes simplex, influenza, chicken pox, hepatitis and HIV. In the United States, Virazole(registered trademark) is approved only for use in hospitalized infants and young children with severe lower respiratory infections due to RSV.

     The Company believes it has substantial opportunities to realize growth from its internally developed compounds. These compounds are the result of significant investments in its research and development activities related to nucleic acids conducted over three decades.
The Company believes that the approval of Virazole(registered trademark) for the treatment of chronic hepatitis C would be important to the Company because of the potential size of the chronic hepatitis C market both in the United States and abroad. On June 1, 1994, a New Drug Application ("NDA") was filed with the United States Food and Drug Administration (the "FDA") for the use of Virazole(registered trademark) for the treatment of chronic hepatitis C in the United States. Similar applications for approval to market Virazole(registered trademark) for chronic hepatitis C were filed in the European Union, Canada, Sweden, Norway, Finland, Australia and New Zealand. Following the submission of the NDA, the FDA raised serious questions regarding the safety and efficacy of Virazole(registered trademark). Similar questions were raised by foreign reviewers. Subsequently, the Company withdrew its NDA for Virazole(registered trademark) and the applications for Virazole(registered trademark) submitted in other world markets. On July 28, 1995, the Company entered into an agreement (described below) with a subsidiary of Schering-Plough Corporation (collectively with such subsidiary, "Schering") to license ribavirin (Virazole(registered trademark)) as a treatment for chronic hepatitis C in combination with Schering's alpha interferon (the "Combination Therapy"). The FDA subsequently approved a protocol for the testing of the Combination Therapy, and Schering is currently conducting Phase III clinical trials of the Combination Therapy. To obtain FDA approval of Virazole(registered trademark) for use in Combination Therapy, the Company and Schering must demonstrate that Combination Therapy is safer and more effective in treating chronic hepatitis C than alpha interferon alone. Schering is also testing the Combination Therapy pursuant to protocols approved by the European Union. The Company continues to believe that Virazole(registered trademark) has potential in the treatment of hepatitis C in Combination Therapy and is taking all steps necessary to capitalize on its full potential.

     Pursuant to an Exclusive License and Supply Agreement (the "License Agreement") with Schering, the Company licensed ribavirin to Schering for use in Combination Therapy. The License Agreement provided the Company an initial non-refundable payment by Schering of $23,000,000, and future royalty payments to the Company for marketing of ribavirin, including certain minimum royalty rates. Schering will have exclusive marketing rights for ribavirin for hepatitis C worldwide, except that the Company will retain the right to co-market the drug in the countries of the European Union. In addition, Schering will purchase up to $42,000,000 in Common Stock upon the achievement of certain regulatory milestones. Under the License Agreement, Schering will be responsible for all clinical developments worldwide.

     The Company believes it is positioned to expand its presence in the pharmaceutical markets in Eastern Europe. In 1991, a 75% interest was acquired in Galenika Pharmaceuticals, a large drug manufacturer and distributor in Yugoslavia. Galenika Pharmaceuticals was subsequently renamed ICN Galenika ("Galenika"). This acquisition added new products and significantly expanded the sales volume of the Company. With the investment in Galenika Pharmaceuticals, the Company became one of the first Western pharmaceutical companies to establish a direct investment in Eastern Europe. Galenika continues to be a significant part of the Company's operations although its sales and profitability have, at times, been substantially diminished owing principally to the imposition of sanctions on Yugoslavia by the United Nations. However, in December 1995, the United Nations Security Council adopted a resolution that suspended economic sanctions imposed on the Federal Republic of Yugoslavia since May of 1992. The suspension of economic sanctions has enabled Galenika to resume exporting certain of its product lines to Russia, other Eastern Europe Markets, Africa, the Middle East and the Far East. Additionally, during 1995, in pursuing its Eastern Europe expansion strategy, the Company acquired a 75% interest in Oktyabr, a pharmaceutical company in the Russian Republic. The Company subsequently acquired an additional 15% interest in Oktyabr, increasing its interest in Oktyabr to 90%.

     In addition to its pharmaceutical operations, the Company also develops, manufacturers and sells a broad range of research chemical products, diagnostic reagents and radiation monitoring services. The Company markets these products internationally to major scientific, academic, health care and governmental institutions through catalog and direct mail marketing programs.

     The principal executive offices of the Company are located at 3300 Hyland Avenue, Costa Mesa, California 92626. The telephone number at such address is (714) 545-0100.


                            RISK FACTORS

      An investment in the Shares involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. Prospective purchasers of the Shares should be fully aware of the risk factors set forth herein. This Prospectus contains or incorporates statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and in the documents incorporated by reference and include statements regarding, among other matters, the Company's growth opportunities, the Company's acquisition strategy, regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of the Company's products and other factors affecting the Company's financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward looking known and unknown statements. Such factors include the various risk factors described below.


     DEPENDENCE ON FOREIGN OPERATIONS

     Approximately 75% and 79% of the Company's net sales for 1995 and the six months ended June 30, 1996, respectively, were generated from operations outside the United States. The Company operates directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Eastern Europe and through distributors elsewhere in the world. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health-care regulation and other restrictive governmental actions. Changes in the relative values of currencies take place from time to time and may materially affect the Company's results of operations. Their effects on the Company's future operations are not predictable.


     RISK OF OPERATIONS IN YUGOSLAVIA

     Galenika represents a material part of the Company's business. Approximately 46% and 46% of the Company's net sales for 1995 and the six months ended June 30, 1996, respectively, were from Galenika. In addition, approximately 39% and 51% of the Company's operating income for 1995 and the six months ended June 30, 1996, respectively, were from Galenika. The current political and economic circumstances in Yugoslavia create certain business risks particular to that country. Between May 1992 and December 1995, Yugoslavia had been operating under sanctions imposed by the United Nations which had severely limited the ability to import raw materials for manufacturing and had prohibited all exports. While the sanctions were suspended in December 1995, certain risks such as hyperinflation, currency devaluations, wage and price controls and potential government action could continue to have a material adverse effect on the Company's results of operations.

     Galenika is subject to price controls in Yugoslavia. The size and frequency of government-approved price increases are influenced by local inflation, devaluations, cost of imported raw materials and demand for Galenika products. During 1995 and through June 30, 1996, Galenika received fewer price increases than in the past due to lower relative levels of inflation. As inflation increases, the size and frequency of price increases are expected to increase. Price increases obtained by Galenika are based on economic events preceding such an increase and not on expectations of ongoing inflation. A lag in approved price increases could reduce the gross margins that Galenika receives on its products. Although the Company expects that Galenika will limit sales of products that have poor margins until an acceptable price increase is received, the impact of an inability to obtain adequate price increases in the future could have an adverse impact on the Company as a result of declining gross profit margins or declining sales in an effort to maintain existing gross margin levels.


     RISK OF OPERATIONS IN EASTERN EUROPE AND RUSSIA

     The Company has an investment in Russia through its 90% interest in the Russian pharmaceutical company Oktyabr. In May 1996, the Company purchased a 40% investment in a U.S. company which has a 51% interest in a joint venture with a joint stock company in Kazakhstan to convert a former Soviet scientific production complex in Kazakhstan into a pharmaceutical manufacturing and distribution plant. It is anticipated that the Company's investment in the joint venture, including its investment in the U.S. company, will be approximately $3 million. In June 1996, the Company acquired an approximately 88% interest in Lekstredstva, a Russian pharmaceutical company, and intends to make additional purchases from existing Lekstredstva stockholders to increase its interest to 95%. It is estimated that the aggregate investment in Lekstredstva will cost approximately $6.3 million. In September 1996, the Company signed a definitive agreement to purchase up to a 59% interest in Alkaloida Chemical Co. ("Alkaloida"), a Hungarian state-owned pharmaceutical company, for approximately $21.9 million. As required under the terms of the definitive agreement, on September 27, 1996, the Company made a payment of approximately $8.95 million for an initial 50.02% interest in Alkaloida, with the shares representing such interest to be issued to the Company on October 10, 1996. The remaining 8.98% interest in Alkaloida is anticipated to be acquired in January 1997. See "Recent Developments." From July 1996 through the date of this Prospectus, the Company acquired a 65% interest in Polypharm, a Russian pharmaceutical company, for approximately $1.3 million. The Company is also considering several other strategic acquisitions and investments in Eastern Europe. Although the Company believes that investment in Russia and Eastern Europe offers access to growing world markets, the economic and political conditions in such countries are unstable.


     NO ASSURANCE OF SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION OF FUTURE PRODUCTS

     The Company's future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations of or indications for current products. The Company is engaged in an active research and development program involving compounds owned by the Company or licensed from others which the Company may, in the future, desire to develop commercially. There can be no assurance that the Company will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner, manufacture its potential products in commercial volumes or gain market acceptance for such products. In addition, the Company may require financing over the next several years to fund costs of development and acquisitions of new products and, if Virazole(registered trademark) is approved for treatment of chronic hepatitis C in Combination Therapy (for which there can be no assurance), to expand the production and marketing of Virazole(registered trademark) in the countries of the European Union where the Company has retained marketing rights under the License Agreement. It may be desirable that the Company enter into licensing arrangements with other pharmaceutical companies in order to market effectively any new products or new indications for existing products such as the License Agreement with Schering for the marketing of Virazole(registered trademark) for Combination Therapy (if approved). There can be no assurance that the Company will be successful in raising such additional capital or entering into such marketing arrangements, if required, or that such capital will be raised, or such marketing arrangements will be, on terms favorable to the Company.


     LIMITED PATENT PROTECTION

     The Company may be dependent on the protection afforded by its patents relating to Virazole(registered trademark) and no assurance can be given as to the breadth or degree of protection which these patents will afford the Company. The Company has patent rights in the United States expiring in 1999 relating to the use of Virazole(registered trademark) to treat specified human viral diseases. If future development of Virazole(registered trademark) in Combination Therapy is successful and approval is granted in the United States, an additional award of exclusivity will be granted of up to three years from date of approval (Waxman-Hatch Act); however, there can be no assurance that such development will be successful or that such approval will be obtained. While the Company has patents in certain foreign countries covering use of Virazole(registered trademark) in the treatment of certain diseases, which coverage and expiration varies and which patents expire at various times through 2006, the Company has no, or limited, patent rights with respect to Virazole(registered trademark) and/or its use in certain foreign countries where Virazole(registered trademark) is currently, or in the future may be, approved for commercial sale, including France, Germany and Great Britain. However, the Company and Schering intend to file applications for approval of Combination Therapy through a centralized procedure in the European Union (which includes France, Germany and Great Britain). If such approval is granted, the Company and Schering would be afforded either six or ten years (depending upon the particular country) of protection for the Combination Therapy against competition . There can be no assurance that the loss of the Company's patent rights with respect to Virazole(registered trademark) upon expiration of the Company's patent rights in the United States, Europe and elsewhere will not result in competition from other drug manufacturers or will not otherwise have a significant adverse effect upon the business and operations of the Company.

     As a general policy, the Company expects to seek patents, where available, on inventions concerning novel drugs, techniques, processes or other products which it may develop or acquire in the future. However, there can be no assurance that any patents applied for will be granted, or that, if granted, they will have commercial value or as to the breadth or the degree of protection which these patents, if issued, will afford the Company. The Company intends to rely substantially on its unpatented proprietary know-how, but there can be no assurance that others will not develop substantially equivalent proprietary information or otherwise obtain access to the Company's know-how. Patents for pharmaceutical compounds are not available in certain countries in which the Company markets its products.

     Marketing approvals in certain foreign countries provide an additional level of protection for products approved for sale in such countries.


     UNCERTAIN IMPACT OF ACQUISITION PLANS

     The Company intends aggressively to continue its strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. Should the Company complete any material acquisition, the Company's success or failure in integrating the operations of the acquired company may have a material impact on the future growth or success of the Company. Since some or all of these potential acquisitions may be affected with the issuance of Common Stock by the Company to the sellers of the businesses being acquired, the interest of existing stockholders in the Company may be diluted (which dilution may be material depending on the size and the number of acquisitions consummated). Subject to sufficient authorized and unissued shares of Common Stock being available, no stockholder approval of any acquisition transaction would be required unless the number of shares of Common Stock issued by the Company in connection with the transaction (or series of related transactions) were to exceed 20% of the then outstanding shares of Common Stock.


     POTENTIAL LITIGATION EXPOSURE

     ICN is a defendant in various lawsuits including certain consolidated class action lawsuits alleging, among other things, violations of federal securities laws. The plaintiffs in these lawsuits allege that ICN made, or aided and abetted other defendants in making, misrepresentations of material facts and omitted to state material facts concerning the business, financial condition and future prospects of the Company, primarily concerning developments regarding Virazole(registered trademark), including statements made in the 1980's concerning the efficacy and safety of the drug and the market for the drug in the treatment of AIDS and AIDS related diseases, and statements made in 1994 and 1995 concerning the Company's NDA for the use of Virazole(registered trademark) for the treatment of chronic hepatitis C (the "Hepatitis C NDA"). See "Recent Developments."

     The Commission is conducting a private investigation (the "Commission Investigation") with respect to certain matters pertaining to the status and disposition of the Hepatitis C NDA, including whether, during the period June 1994 through February 1995, the Company, persons or entities associated with it and others (including Mr. Milan Panic, Chairman, President and Chief Executive Officer of the Company), in the offer and sale or in connection with the purchase and sale of Common Stock, engaged in possible violations of federal securities laws, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the Hepatitis C NDA; or (iii) conveyed material, non-public information concerning the status and disposition of the Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company is cooperating with the Commission in its investigation.

     The Company has received a Subpoena (the "Subpoena") from a Grand Jury in the United States District Court, Central District of California requesting the production of documents covering a broad range of matters over various time periods. The Company and Milan Panic are subjects of the investigation and are cooperating with the production of documents pursuant to the Subpoena.


     DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its management, including Milan Panic, its Chairman, President and Chief Executive Officer. The loss of their services could have a material adverse effect on the Company. The Company cannot predict what effect, if any, the Commission's Investigation and the Subpoena may have on Mr. Panic's ability to continue to devote services on a full time basis to the Company. See " -- Potential Litigation Exposure," above.


     POTENTIAL PRODUCT LIABILITY EXPOSURE AND LACK OF INSURANCE

     The Company could be exposed to possible claims for personal injury resulting from allegedly defective products. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from the Company's products. The Company generally self-insures against potential product liability exposure with respect to its marketed products, including Virazole(registered trademark). While to date no material adverse claim for personal injury resulting from allegedly defective products, including Virazole(registered trademark), has been successfully maintained against the Company or any of its predecessors, a substantial claim, if successful, could have a material adverse effect on the Company.


     GOVERNMENT REGULATION

     FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans in such respective jurisdictions. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that authorization of the commercial sale of any new drugs or compounds by the Company for any application will be secured in the United States or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful.

     The FDA in the United States and other regulatory agencies in other countries also periodically inspect manufacturing facilities. Failure to comply with applicable regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay the Company from obtaining future regulatory approvals.

     The Company is subject to price control restrictions on its pharmaceutical products in the majority of countries in which it operates. To date, the Company has been affected by pricing adjustments in Spain and by the lag in allowed price increases in Yugoslavia and Mexico, which have created lower sales in U.S. dollars and reductions in gross profit. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.


     COMPETITION

     The Company operates in a highly competitive environment. The Company's competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities than the Company, are actively engaged in marketing products similar to those of the Company and in developing new products similar to those proposed to be developed and sold by the Company. Others may succeed in developing products that are more effective than those marketed or proposed for development by the Company. Progress by other researchers in areas similar to those being explored by the Company may result in further competitive challenges. In early 1996, MedImmune, Inc. began marketing in the United States RespiGam(registered trademark), a prophylactic drug for the treatment of RSV. The Company is aware of several other ongoing research and development programs which are attempting to develop new prophylactic and therapeutic products for treatment of RSV. Although the Company will follow publicly disclosed developments in this field, on the basis of currently available data, it is unable to evaluate whether RespiGam(registered trademark) or the other technology being developed in these programs poses a threat to the Company's current market position in the treatment of RSV or its revenue streams. The Company may also face increased competition from manufacturers of generic pharmaceutical products when certain of the patents covering certain of its currently marketed products expire.



                         RECENT DEVELOPMENTS

     ICN has been a defendant in certain consolidated class action lawsuits pending in the United States District Court for the Southern District of New York entitled In re PaineWebber Securities Litigation (Case No. 86 Civ. 6776 {BMW}) and In re ICN/Viratek Securities Litigation (Case No. 87 Civ. 4296 {BMW}). The plaintiffs in these lawsuits have alleged that ICN made, or aided and abetted other defendants in making, misrepresentations of material facts and omitted to state material facts concerning the business, financial condition and future prospects of the Company, primarily concerning developments regarding Virazole(registered trademark), including statements made in 1986 and 1987 concerning the efficacy and safety of the drug and the market for the drug in the treatment of AIDS related conditions. On August 22, 1996, following a trial on the merits, the jury sitting for such trial rejected a number of the securities fraud claims brought against ICN. The jury was unable to reach a verdict on the remaining claims and accordingly, a mistrial was declared on those claims. There were no findings of violations of securities laws and no damages were awarded. With respect to the claims rejected by the jury, the plaintiffs have a right to appeal, and with respect to the claims for which the jury was unable to reach a verdict, the plaintiffs have a right to a retrial.

     On September 18, 1996, the Company acquired Cappel from the Selling Stockholders in consideration for the issuance of 213,385 Shares. Cappel manufactures and sells immunochemical reagents used in biotechnology and biomedical laboratories around the world. The acquisition of Cappel, together with other acquisitions consummated by the Company in 1996 and presently proposed acquisitions which may be consummated by the Company in 1996, do not in the aggregate constitute the acquisition of a significant business as defined by Regulation S-X promulgated by the Commission.

     On September 25, 1996, ICN China, Inc. ("ICN China") , a wholly-owned subsidiary of the Company, entered into a joint venture agreement with Jiangsu Wuxi Pharmaceutical Corporation ("Wuxi"), a Chinese state-owned company, to establish a limited liability company (the "Chinese Joint Venture Entity") for the production and sale of pharmaceutical products. The Chinese Joint Venture Entity will be owned 75% by ICN China and 25% by Wuxi. Wuxi will contribute its existing operation to the Chinese Joint Venture Entity, and ICN China will contribute to the Chinese Joint Venture Entity a total of $24 million in cash over three years, primarily for the construction of a new pharmaceutical production plant and the purchase of related machinery and equipment. Of the amount to be contributed by ICN China, $3.6 million is required to be paid in January 1997, an additional $4.4 million is required to be paid during 1997, and an additional $8 million is required to be paid during each of 1998 and 1999. The Company has not determined the source of the financing for this obligation.

     On September 27, 1996, the Company borrowed approximately $8.95 million from Union Bank of Switzerland ("UBS") to finance the initial purchase of its interest in Alkaloida. See "Risk Factors - Risk of Operations in Eastern Europe and Russia." This loan, which bears an initial annual interest rate equal to UBS's one month LIBOR rate plus 0.75%, is repayable on October 27, 1996, with the Company having the option to extend the term by an additional 30 days. The Company is presently reviewing alternative arrangements to refinance the loan upon maturity.

     On September 30, 1996, the Company issued an additional 195,122 shares of Common Stock (the "Additional Shares") to Siemens Medical Systems, Inc. ("Siemens Medical"), a Delaware corporation, in connection with an amendment (the "Amendment") to the Common Stock Undertaking Agreement (the "Undertaking Agreement") entered into between the Company and Siemens Medical at the time of the Company's acquisition (the "Dosimetry Acquisition") of the Dosimetry Service Business from Siemens Medical in July 1996. In connection with the Amendment, Siemens Medical withdrew its previously exercised put (the "Put Option") to require the Company to repurchase at $23.512493872 per share (the "Guaranteed Share Price") the 964,833 shares of Common Stock (the "Acquisition Shares") which had been issued to Siemens Medical in connection with the Dosimetry Acquisition. The Put Option had been exercised pursuant to the terms of the Undertaking Agreement as initially executed. The Amendment contains terms which, among other things, (i) extend the date by which Siemens Medical has the right to exercise the Put Option to December 16, 1996, (ii) require the Company to pay interest on the amount paid upon exercise of the Put Option at an annual interest rate (the "Interest Rate") equal to one percent plus the prime or reference rate of Bank of America, N.T. & S.A. for the period from September 28, 1996 through (and including) December 23, 1996, (iii) require the Company to pay interest at the Interest Rate to Siemens Medical on the Guaranteed Share Price with respect to each Acquisition Share sold from September 28, 1996 until the receipt of the proceeds from such sale, (iv) permit the Company to require Siemens Medical to sell any or all of the Acquisition Shares for cash pursuant to transactions arranged by the Company (the "Arranged Sales") provided that the Company pays Siemens Medical for each share sold pursuant to an Arranged Sale the positive difference, if any, between the Guaranteed Share Price and the proceeds, less Siemens Medical's sales commissions, underwriting discounts, transfer fees and out-of-pocket expenses (the "Net Proceeds"), received by Siemens Medical from the sale of such shares, (v) for each share of Common Stock sold pursuant to an Arranged Sale or repurchased by the Company pursuant to the Put Option, require the Company to pay Siemens Medical the positive difference between (A) the lesser of (x) the highest closing price of a share of Common Stock on the NYSE between September 28, 1996 and the December 23, 1996 and (y) $28.21 and (B) the Guaranteed Share Price and (vi) to the extent the then market value (based upon average of the closing prices of the Common Stock over specified three week periods) of the Additional Shares (or, to the extent Additional Shares have previously been sold, the Net Proceeds from such sales) is less than the amount that the Company would have been seen required to pay if the Put Option was then exercised, obligate the Company to issue additional shares of Common Stock to Siemens Medical valued at said market value (which shares shall be deemed thereafter to constitute Additional Shares). Upon satisfaction of all of its obligations under the Amendment, Siemens Medical is required to return to the Company any Additional Shares not previously sold by it and to remit to the Company the Net Proceeds from the sale of any Additional Shares. Any Net Proceeds received by Siemens Medical upon a sale of Additional Shares may, at the option of the Company, be credited against any payments required to be made by the Company to Siemens Medical under the Amendment.



                           USE OF PROCEEDS

     Since this Prospectus relates to the offering of Shares by the Selling Stockholders, the Company will not receive any of the proceeds from the sale of the Shares offered hereby. However, under certain circumstances, the Selling Stockholders will be required to pay to the Company the amount, if any, by which the proceeds from the sale of their Shares exceeds certain agreed upon price thresholds. Conversely, under certain circumstances the Company will be required to pay each Selling Stockholder the amount, if any, by which the proceeds from the sale of such Selling Stockholder's Shares is less than certain agreed upon price thresholds. See "Selling Stockholders."



                        SELLING STOCKHOLDERS

     170,573 Shares are being offered for the account of OTC and 42,812 Shares are being offered for the account of Akzo Nobel Pharma. Because the Selling Stockholders may sell all or part of the Shares which they hold pursuant to this Prospectus and because this Offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders upon termination of this Offering. See "Plan of Distribution."

     As of September 19, 1996, the Company had outstanding approximately 33,366,000 shares of Common Stock (as adjusted to give effect to the issuance of 213,385 Shares to the Selling Stockholders and the 195,122 shares of Common Stock issued to Siemens Medical, as described under "Recent Developments").

     The Selling Stockholders acquired their Shares as consideration for the Company's acquisition of Cappel. The registration effected hereby is being effected pursuant to certain registration rights granted by the Company at the time of the issuance of the Shares.

     Pursuant to the terms of the Sale and Purchase Agreement (the "Cappel Agreement") by and between OTC, Akzo Nobel Pharma, and the Company, if the aggregate net proceeds (after deducting any broker or dealer fees, discounts and expenses, and all transfer and other taxes) (the "Aggregate Net Proceeds") received by the Selling Stockholders from the sales of Shares to unaffiliated persons in arms-length transactions during the period ending February 4, 1997 (the "Protected Period") is less than the sum of (i) the product of the number of Shares sold during the Protected Period times approximately $21.01, and (ii) interest on the amount set forth in clause (i) from September 18, 1996, through the receipt of such proceeds, at a rate of "Prime" (as defined below) plus 1% (the "Interest Rate") (less any cash dividends paid on the Shares prior to sale), the Company shall pay to the Selling Stockholders on a pro rata basis an amount in cash equal to such shortfall plus interest on such shortfall at the Interest Rate beginning on the date of such receipt and ending on the date of payment of such shortfall.

     Conversely, if the Aggregate Net Proceeds received by the Selling Stockholders from the sales of Shares to unaffiliated persons in arms-length transactions during the Protected Period is greater than the sum of (i) 115% of the product of the number of Shares sold during the Protected Period times approximately $21.01, and (ii) interest on the amount set forth in clause (i) from September 18, 1996, through the receipt of such proceeds at the Interest Rate (less any cash dividends paid on the Shares prior to sale), the Selling Stockholders shall pay to the Company an amount in cash equal to such excess.

          "Prime" on any given date will mean the rate published for such date in the Eastern Edition of the Wall Street Journal in the section entitled "Money Rates" (or any successor section) and opposite the caption "Prime Rate" (or any sucessor caption). For each day which is not a business day in New York, Prime shall be Prime for the preceding day.

          The foregoing description of the Cappel Agreement is a summary of the terms thereof and is qualified by reference to the entire text of the Capel Agreement which is attached as an exhibit to the Registration Statement of which this Prospectus is part and is incorporated by reference herein.



                        PLAN OF DISTRIBUTION

     The Selling Stockholders are offering the Shares for their own account, and not for the account of the Company. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. However, under certain circumstances, the Selling Stockholders will be required to pay to the Company the amount, if any, by which the proceeds from the sale of their Shares exceed certain agreed upon price thresholds. Conversely, under certain circumstances the Company will be required to pay each Selling Stockholder the amount, if any, by which the proceeds from the sale of such Selling Stockholder's Shares is less than certain agreed upon price thresholds. See "Selling Stockholders."

     The Shares may be sold from time to time by the Selling Stockholders. Such sales may be made in the over-the-counter market, on the New York Stock Exchange or other exchanges (if the Common Stock is listed for trading thereon), or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Shares may be sold by any one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by such broker-dealer, agent or underwriter and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock during any applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, such Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by such Selling Stockholder.

     There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered by them hereunder. To the extent required, the Company will use its best efforts to file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

     The registration effected hereby is being effected pursuant to certain registration rights previously granted by the Company to the Selling Stockholders in the Cappel Agreement. The Company will bear the expense of such registration, other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders.



                            LEGAL MATTERS

     The legality of the Shares offered hereby will be passed upon for the Company by David C. Watt, Executive Vice President, General Counsel and Corporate Secretary of the Company. As of September 30, 1996, Mr. Watt beneficially owned 100,332 shares of Common Stock, including 98,337 shares which he has the right to acquire upon the exercise of currently exercisable stock options.



                   INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets as of December 31, 1995 and 1994, and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been included herein in reliance on the report, which includes, as it relates to 1994 and 1993, an emphasis of matter paragraph related to certain transactions between affiliates, of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended June 30, 1996 and 1995 and March 31, 1996 and 1995, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended June 30, 1996 and March 31, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part, that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.